Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

SEC Mail Processing Section
JUN 13 2008
Washington, DC
101

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

3 June 2008

08003501

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 May to 31 May 2008.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

PROCESSED
JUL 03 2008
THOMSON REUTERS

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

1990006 (9/06)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

<u>May 2008</u>

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 3 – various dates

Information filed with the UKLA or the LSE and made public thereby

<u>Notification of Transactions of Persons discharging managerial responsibility or connected persons</u>

Various	7 May 2008

<u>Form TR-1 Notification of Major Interests in Shares</u>

Capital Group International Inc	6 May 2008

Announcements –

2008 AGM Special Business Resolutions
2008 Annual General Meeting Results
Appointment of Angus Porter – Non Executive Director
Voting Rights and Capital
Interim Management Statement

Information distributed to the Company's security holders

NIL

File No. 82-4964

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day 30 Month 04 Year 2008	Day 30 Month 04 Year 2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11602		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	11602
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 2 May 2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 168

Schedule of Allotments
Date of Exercise: 30/04/2008

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spo
WILLIAM EDWARD	SUTTON	1 FIELDHURST	BARKISLAND	HALIFAX	HX4 0JE	3,442	3,442	0	0
FRANK PATRICK	LAMBE	19 REDWOOD AVENUE	LYDIATE	MERSEYSIDE	L31 2PE	995	410	585	0
FRANK PATRICK	LAMBE	19 REDWOOD AVENUE	LYDIATE	MERSEYSIDE	L31 2PE	1,364	561	803	0
WILLIAM EDWARD	SUTTON	1 FIELDHURST	BARKISLAND	HALIFAX	HX4 0JE	3,442	3,442	0	0
FRANK PATRICK	LAMBE	19 REDWOOD AVENUE	LYDIATE	MERSEYSIDE	L31 2PE	995	410	585	0
FRANK PATRICK	LAMBE	19 REDWOOD AVENUE	LYDIATE	MERSEYSIDE	L31 2PE	1,364	561	803	0
						11,602	**8,826**	**2,776**	**0**

ccform File No. 82-4964 **88(2)**

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	19,819	789	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	540p	668p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash	N/A		

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG LTD	Ordinary	19819
Address: 34 BECKENHAM ROAD, BECKENHAM, KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	789
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 07 May 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics. LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20 05 2008	20 05 2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1498		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address	UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 1498
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22.5.08.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 170

Schedule of Allotments

Date of Exercise: **20/05/2008**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spo
PETER DAVID	DUFFELL	WESTWOOD	MILL LANE	ASLOCKTON	NOTTINGHAM	NG13 9AS		749	310	439	0
PETER DAVID	DUFFELL	WESTWOOD	MILL LANE	ASLOCKTON	NOTTINGHAM	NG13 9AS		749	310	439	0
							0	**1,498**	**620**	**878**	**0**

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	23	5.40
C S Rhodes	Yes	Yes	23	5.40
R L Banks	Yes	Yes	23	5.40
I D Buchanan	Yes		23	5.40
S G Dawkins	Yes		23	5.40
B P Glover	Yes		23	5.40
T S Lloyd	Yes		23	5.40
G Pilkington	Yes		23	5.40
G Wilkinson	Yes		23	5.40

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

207

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£5.40

13. Date and place of transaction

6 May 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

6 May 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 May 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	6 May 2008
6. Date on which issuer notified:	7 May 2008
7. Threshold(s) that is/are crossed or reached:	7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
Ord 50p GB0000386143	31,397,519	31,397,519	29,008,315		29,008,315		6.8947%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/	Number of voting	% of voting

File No. 82-4964

Instrument ...	date	Conversion Period/ Date	rights that may be acquired if the instrument is exercised/ converted	rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
29,008,315	6.8947%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Capital Group International, Inc ("CGII") Holdings 29,008,315 shares 6.895%

Holdings by CGII Management Companies and Funds:

Capital Guardian Trust Company	9,648,423 shares	2.293%
Capital International Limited	16,263,474 shares	3.866%
Capital International S.A.	1,087,485 shares	0.258%
Capital International, Inc.	2,008,933 shares	0.477%

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Notification using the total voting rights figure of 420,731,969
14. Contact name:	Richard Hawker
15. Contact telephone number:	0116 200 3855

Alliance & Leicester plc

2008 AGM Special Business Resolutions

In compliance with Listing Rule 9.6.3, Alliance & Leicester plc has today submitted to the UK Listing Authority two copies of the Special Business Resolutions passed at its AGM on 13 May 2008.

Copies of the above document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The AGM Voting Results and Annual Report are available on our website, **www.alliance-leicester-group.co.uk**

Alliance & Leicester plc

2008 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company held on 13 May 2008;

Resolution	For No. of Votes	Discretionary No. of Votes	Against No. of Votes	Vote Withheld No. of Votes	Poll Yes/No
1. To receive the Directors' Report and Accounts and the Auditor's Report for the year ended 31 December 2007	166,764,660	3,258,013	212,259	183,895	Yes
2. To declare a final dividend	167,085,832	3,180,429	54,580	97,736	Yes
3. To re-elect Mr C S Rhodes as a director	165,782,011	3,383,489	810,313	443,014	Yes
4. To re-elect Mrs M Salmon as a director	165,674,455	3,396,243	878,945	469,434	Yes
5. To elect Mr R D Brown as a director	165,702,815	3,426,676	788,375	501,461	Yes
6. To elect Mrs M E Francis as a director	165,425,726	3,438,232	1,057,272	497,847	Yes
7. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit Committee to determine the remuneration of the auditors	160,924,057	3,495,404	850,008	5,149,358	Yes
8. To approve the Directors', Remuneration Report for the year ended 31 December 2007	162,191,020	3,552,672	1,757,891	2,918,094	Yes
9. To authorise the directors to allot relevant securities	164,195,340	3,616,874	2,014,770	592,943	Yes
10. To authorise the directors to allot equity securities for cash	165,105,715	3,705,220	897,896	710,996	Yes
11. To authorise the Company to purchase its own shares	157,225,220	3,551,437	770,574	8,871,696	Yes
12. To authorise the Company to put in place a Scrip dividend scheme	165,552,718	3,492,766	776,875	596,968	Yes

Total Card Received	41,448
Total Web Votes	512
Total Crest Votes	288
	=====
Total Card Processed	42,248

The issued share capital as at the meeting date was 420,872,411

The Speeches given by Roy Brown - acting Chairman and David Bennett - Group Chief Executive are available on the Alliance & Leicester corporate website – www.alliance-leicester-group.co.uk

Appointment of Non-Executive Director

Angus Porter will join the board of Alliance & Leicester plc as a non-executive director on 14 May 2008.

Roy Brown, acting chairman, said:

"Angus Porter brings a wealth of experience to the Group. He is a former Customer Director and board member of Abbey National plc, and prior to that was Managing Director of British Telecom's Consumer Division and held senior roles with Mars Confectionery. I am delighted to welcome Angus to the board and look forward to working with him."

Notes: Angus Porter is currently Chief Executive of brand development business Added Value, a subsidiary of WPP, but will be moving to become Group Strategy Director of Thomas Cook plc from 2 June 2008.

Contacts

Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Alliance & Leicester Press Office		0116 200 3355

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 May 2008 consists of:

420,873,909 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,873,909. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester Interim Management Statement

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its 2008 trading. This Interim Management Statement sets out the main information being provided in the conference call.

Summary

- Core operating profit excluding Treasury in the first four months of 2008 was similar to the same period in 2007. Treasury's results include the impact of the strategic funding costs and liquidity holding costs previously announced, as well as impairment and fair value changes of certain treasury assets (Note 1).
- During the first four months of 2008, a £53m reduction in the fair value of certain treasury assets and a £139m impairment loss charge relating to certain treasury assets were recognised in the Income Statement (Note 2). Strategic funding costs and liquidity holding costs incurred in the first four months of 2008 were £49m.
- Overall there has been no deterioration in the asset quality of our customer loans and advances. Asset quality remains strong and better than industry averages.
- The Group net interest margin is on track to average around 1% during 2008.
- Core operating expenses in the first half of 2008 are expected to be slightly lower than in the same period in 2007 (Note 3).
- We have continued to extend our funding, and have now pre-funded our medium term wholesale funding maturities, commercial paper and certificates of deposit into the second quarter of 2009.

Comment from David Bennett, Group Chief Executive

"Alliance & Leicester has made good progress during the first four months of 2008. Core operating profit excluding Treasury was similar to the same period in 2007, although volatility in the financial markets has led to a further reduction in the value of certain treasury assets.

"The asset quality of our customer loans continues to be strong, with mortgage arrears running at less than half the Council of Mortgage Lenders' average.

"Our funding position is also strong, with medium term funds secured into the second quarter of 2009, and we continue to have a strong capital base."

Business volumes

Our business banking and personal current accounts offer customers good value, and in the first four months of 2008 we opened 106,000 new personal current accounts and over 11,500 new business banking accounts.

We continue to target growth in our commercial and retail deposit balances with a competitive personal and commercial product portfolio. At the end of April personal customer deposit balances were £23.6bn, £0.3bn higher than at the end of December 2007. Commercial customer deposits were £6.1bn at the end of April 2008.

As planned, our mortgage balances reduced in the first four months of 2008. Mortgage balances at 30 April 2008 were £41.2bn, £1.5bn lower than at 31 December 2007. Gross lending of £1.7bn was £2.0bn lower than in the first four months of 2007, whilst redemptions were £3.2bn, £800m higher than in the same period in 2007. We also retained £1.3bn of existing customer balances, which switched to new mortgage products in the first four months of this year.

Our traditional personal unsecured loan balances have reduced to £3.6bn from £3.7bn at the end of 2007, with gross lending in the first four months of 2008 of £649m, 34% lower than in the same period in 2007.

Our commercial lending balances at the end of the April were £9.0bn, £0.6bn higher than at the end of December 2007. The growth reflects the completion of a number of new deals across a broad range of industry sectors, as well as lower redemptions.

Customer lending asset quality

Our customer lending asset quality remains strong.

At the end of April 2008, only 2,650 of our 462,270 mortgage accounts were over three months in arrears, an increase of around 300 in the first four months of the year. These accounts represent only 0.57% of our total mortgage accounts, significantly better than the industry average of 1.34%.

The value of our traditional unsecured loans in arrears has increased by just £2m since the end of 2007. The reduction in balances outstanding has, however, resulted in the proportion of unsecured personal loan balances over 30 days in arrears increasing to 5.65% from 5.5% at the end of 2007.

We are seeing no signs of stress in either our mortgage or unsecured personal loan portfolios, and we expect the Retail Banking impairment charge in the first half of 2008 to be slightly lower than the £50m reported in the first half of 2007.

Our commercial lending asset quality remains strong with 0.49% of balances over 30 days in arrears at the end of April, compared to 0.46% at the end of December 2007. We expect the impairment loss charge in the first half of 2008 to be similar to the first half of 2007.

Revenues and Costs

The Group net interest margin in the first half of 2008 is expected to be around 0.95%, compared to 0.93% in the fourth quarter of 2007. We continue to expect the margin to average around 1% for the year to 31 December 2008, as the proportion of new higher margin business increases during the year. Average interest earning assets in the first quarter of 2008 were £74.4bn.

Non-interest income in Retail Banking is expected to be lower in the first half of 2008 than in the same period of 2007, primarily as a result of lower non-interest income on personal loans and lower commission income on the sale of long term investment products.

Commercial Bank non-interest income in the first half of 2008 is expected to be lower than the £178m of non-interest income in the first half of 2007, primarily as a result of lower revenues from the active management of our commercial lending book.

Improving cost efficiency is one of our core strategic objectives. During the first few months of this year we have reviewed all expenditure plans for 2008 to ensure these reflect the outlook for our operating environment. We now expect core operating expenses in the first half of 2008 to be slightly lower than in the first half of 2007.

Operating lease depreciation in the first half of 2008 is expected to be around £32m.

We continue to implement the Group's transformation programme and this, together with the actions taken to improve the efficiency within our existing operations, is expected to lead to around £20m of redundancy costs in the first half of 2008. These costs continue to be excluded from core operating profit.

Funding

We continue to raise and renew medium and short term funding successfully, and have now pre-funded our medium term wholesale maturities, certificates of deposit and commercial paper into the second quarter of 2009.

We continue to hold around £6bn of liquidity in the form of cash and deposits at other banks, and have completed a number of planned medium term strategic funding transactions, using the collateral held in our Bracken and Langton securitisation vehicles.

Treasury assets

During the first four months of 2008, £53m of the reduction in the fair value of treasury assets was recognised in the Group's Income Statement, with a further £199m post-tax reduction recognised through reserves. In addition £139m of impairment losses on treasury assets were recognised in the Income Statement. The impact of these changes is summarised in Note 2.

Trading and investment securities:

	Value* as at 30.4.08 £m	Reduction in fair-value during four months to 30.04.08 recognised in Non-Interest Income in the Income Statement £m	Reduction in fair-value during four months to 30.04.08 recognised through Reserves (post-tax) £m	Impairment losses** in the four months to 30.04.08 recognised in the Impairment Loss Charge in the Income Statement £m
Floating rate notes (FRN)	9,212.0	0.3	87.1	-
Asset backed securities (ABS)	3,724.0	7.3	92.7	-
Collateralised debt obligations (CDO)	105.1	1.6	0.7	14.2
Collateralised loan obligations (CLO)	226.1	-	16.4	-
Structured investment vehicles (SIV)	93.8	41.3	-	121.5
Principal protected notes (PPN)	30.5	2.4	1.6	-
Other	343.6	-	-	-
Total	**13,735.1**	**52.9**	**198.5**	**135.7**

*Net of impairment and fair value reductions

**In addition there is a £3.4m impairment loss charge relating to CDO assets within the Conduit.

Our trading and investment securities, excluding those designated as 'held-to-maturity' or 'loans and receivables', continue to be held at fair value on our balance sheet, using prices obtained from dealers.

There has been no impairment in any of our holdings of bank and building society FRNs, ABS and CLOs, although market conditions continue to result in changes in the fair value of these assets. Our CDO holdings have seen a reduction in fair value through both the Income Statement and Reserves and a £14.2m impairment loss charge in the first four months of 2008.

At the end of 2007, we held £213m of capital notes (net of impairment provisions) in 13 SIVs within the 'held-to-maturity' balance sheet category. In addition, we held a £13m investment in a restructured SIV which is held at cost within the 'investment securities - loans and receivables' balance sheet category. As a result of the SIVs receiving term funding from their sponsoring banks, going into enforcement or restructuring, we have taken a further £121.5m of impairment charges in the first four months of 2008. As part of a SIV restructure in late 2007 we wrote a credit default swap against a portfolio of securitised assets. The reduction in the fair value of these assets in the first four months of 2008 was £41.3m, and this is recognised in our Income Statement within Non Interest Income. At the end of April 2008 we held £60.7m of capital notes (net of impairment provisions) in four SIVs within the 'held-to-maturity' balance sheet category. In addition, £33.1m of investments in three restructured SIVs were held at cost within the 'investment securities - loans and receivables' balance sheet category.

The Group's off balance sheet conduit is currently being funded by the Group via a secured loan which is not fair valued, but any impairment is recognised in the Income Statement. In the first four months of 2008 we incurred a £3.4m impairment loss charge relating to CDO assets within the conduit. As at the end of April 2008, 95.5% of the assets within the conduit were rated AAA or AA. The assets within the conduit can be split as follows:

	Value as at 30.04.08 £m
Asset backed securities (ABS)	41.7
Collateralised debt obligations (CDO)	291.7
Collateralised loan obligations (CLO)	385.3
Total	**718.7**

Capital

We continue to have a strong capital base, with a core tier 1 capital ratio of 6.4% and a total capital ratio of 11.7% at the end of March 2008 (Note 4). As a prudent measure, and to give us greater flexibility in the current market, we completed the issuance of £350m of lower tier 2 capital in April 2008, increasing the difference between our capital resources and our regulatory capital requirement.

Conference call details

A conference call for analysts and investors will take place at 9.00 am today (13 May 2008). To access this, please call 44-(0)-20-3037-9062 (US 1-866-966-5335). The call will also be broadcast via www.alliance-leicester-group.co.uk . A replay of the conference call will be available on the website, or by calling +44-(0)-208-196-1998 (US 1-866-583-1035) and keying in the pass number 596980#.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2008 will be announced on **1 August 2008.** The analyst presentation will take place at the **London Stock Exchange.**

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & External Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1. Core operating profit continues to be defined as profit before tax excluding any redundancy costs and any gains or losses from hedge ineffectiveness.

   The strategic funding costs reported in Treasury reflect the higher cost of the medium term wholesale funding transactions completed in the second half of 2007 and in 2008, as well as the cost of holding higher levels of liquidity. The funding facilities typically have a duration of around two years and, together with the cost of holding additional liquidity, we estimate will cost around £150m per annum (2007: £23m) more than would have been the case if market conditions were similar to those in which we were operating in the first half of 2007.

2. The table below summarises how the change in fair value and the impairment of certain treasury investments is treated in the Income Statement and Balance Sheet.

Income Statement impacts £m	**First four months of 2008**	**12 months to 31 December 2007**
Non-interest income		
Changes in the fair-value of treasury investments	(53)	(32)
Impairment loss charge		
Structured investment vehicles (SIV)	(121)	(142)
Collateralised debt obligations (CDO)*	(18)	(11)
	(139)	(153)
Total impact on core operating profit from changes in fair value and certain impairment of treasury investments	(192)	(185)

Reserves impact £m	**First four months of 2008**	**12 months to 31 December 2007**
Changes in the fair-value of treasury investments	(199)	(147)

*includes impairments related to both on balance sheet CDOs and CDOs within the conduit

3. Core operating expenses are defined as total costs excluding redundancy costs and depreciation on operating lease assets.

4. Core tier 1 capital is defined as total tier 1 capital excluding innovative tier 1 and preference share capital. The capital ratios in the statement are at the 31 March 2008, as our capital returns will not be available until the end of May 2008.

Disclaimer

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